Exemption No. 82-3229

RESORTS WORLD BHD.

(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

26 August 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX/COURIER

05010848

Dear Sirs

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

(i) Quarterly Report comprising the condensed unaudited Income Statement, Balance Sheet, Statement of Changes in Equity, Cash Flow Statement and Explanatory Notes for the second quarter ended 30 June 2005.

(ii) Entitlement (Notice of Book Closure) - Interim Dividend.

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
SEP 0 1 2005
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

Exemption No. 82-3229

Form Version 2.0

Financial Results

Ownership transfer to **RESORTS WORLD** on **26/08/2005 06:09:23 PM**
Reference No **RW-050826-7C9F2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	**30/06/2005**
* **Quarter**	:	○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End**	:	**31/12/2005**
* **The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

RWG-ANN2Q05 .pc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2005**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
		30/06/2005	30/06/2004	30/06/2005	30/06/2004
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	1,037,377	746,911	1,840,147	[illegible]
2	Profit/(loss) before tax	399,577	261,223	663,691	503,473

3	Profit/(loss) after tax and minority interest	326,465	182,019	527,514	350,074
4	Net profit/(loss) for the period	326,465	182,019	527,514	350,074
5	Basic earnings/(loss) per share (sen)	29.50	16.67	48.31	32.06
6	Dividend per share (sen)	10.00	9.00	10.00	9.00
		AS AT END OF CURRENT QUARTER		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	4.7700		4.4500	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2004 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE 30/06/2005 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2004 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	398,638	285,652	667,638	549,664
2	Gross interest income	2,656	4,559	5,655	7,771
3	Gross interest expense	9,259	16,643	20,325	32,529

Remarks :

Note: The above information is for the Exchange internal use only.

Exemption No. 82-3229

RESORTS WORLD BHD

(Incorporated in Malaysia under Company No. 58019-U)
Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937
50930 Kuala Lumpur, Malaysia. Tel: 03-21612288/23332288, Fax: 03-21615304 Telex: MA 30022.
Website: http://www.genting.com.my

SECOND QUARTERLY REPORT

Quarterly report on consolidated results for the financial period ended 30 June 2005. The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter 30.6.2005 RM'000	Preceding year corresponding quarter 30.6.2004 RM'000	Current year-to-date 30.6.2005 RM'000	Preceding year corresponding period 30.6.2004 RM'000
Revenue	1,037,377	746,911	1,840,147	1,472,797
Cost of sales	(613,766)	(438,834)	(1,107,219)	(865,313)
Gross profit	423,611	308,077	732,928	607,484
Other income	22,572	12,561	28,814	18,813
Other expenses	(47,545)	(34,986)	(94,104)	(76,633)
Profit from operations	398,638	285,652	667,638	549,664
Finance cost	(9,259)	(16,693)	(20,325)	(32,674)
Share of results in associates	10,198	(7,736)	16,378	(13,517)
Profit from ordinary activities before taxation	399,577	261,223	663,691	503,473
Taxation	(73,207)	(79,299)	(136,367)	(153,589)
Profit from ordinary activities after taxation	326,370	181,924	527,324	349,884

Exemption No. 82-3229

CONDENSED CONSOLIDATED INCOME STATEMENTS
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005

	UNAUDITED INDIVIDUAL QUARTER		UNAUDITED CUMULATIVE PERIOD	
	Current year quarter	Preceding year corresponding quarter	Current year-to-date	Preceding year corresponding period
	30.6.2005	30.6.2004	30.6.2005	30.6.2004
	RM'000	RM'000	RM'000	RM'000
Minority shareholders' interest	95	95	190	190
Net profit for the period	326,465	182,019	527,514	350,074
Basic earnings per share (sen)	29.90	16.67	48.31	32.06
Diluted earnings per share (sen)	29.90	16.67	48.31	32.06

(The Condensed Consolidated Income Statements should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED BALANCE SHEET

	Unaudited As at end of current period 30.6.2005 RM'000	Audited As at preceding year end 31.12.2004 RM'000
NON - CURRENT ASSETS		
Property, plant and equipment	3,430,703	3,383,861
Land held for property development	186,117	186,117
Associates	2,095,262	2,070,339
Other long term assets	266,661	20,563
CURRENT ASSETS		
Inventories	51,224	47,340
Trade and other receivables	118,841	112,569
Amount due from other related companies	6,697	3,853
Amount due from associates	10,299	3,473
Short term investments	275,969	374,002
Bank balances and deposits	332,934	371,948
	795,964	913,185
LESS CURRENT LIABILITIES		
Trade and other payables	448,840	507,498
Amount due to holding company	9,282	12,902
Amount due to other related companies	39,823	21,508
Amount due to associates	-	14,407
Short term borrowings	461,273	414,343
Taxation	64,774	38,518
Dividend payable	86,474	-
	1,110,466	1,009,176
NET CURRENT LIABILITIES	(314,502)	(95,991)
	5,664,241	5,564,889
SHARE CAPITAL	545,923	545,922
RESERVES	4,666,496	4,207,114
SHAREHOLDERS' EQUITY	5,212,419	4,753,036
MINORITY INTERESTS	8,719	8,910
LONG TERM LIABILITIES		
Long term borrowings	232,798	580,688
Other long term liabilities	62,844	65,059
Deferred taxation	147,461	157,196
TOTAL LONG TERM LIABILITIES	443,103	802,943
	5,664,241	5,564,889
NET TANGIBLE ASSETS PER SHARE (RM)	4.77	4.35

(The Condensed Consolidated Balance Sheet should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005

	← Non-Distributable →			Distributable	
	Share Capital RM'000	**Share Premium RM'000**	**Other Reserves RM'000**	**Unappropriated Profit RM'000**	**Total RM'000**
Balance at 1 January 2004	545,922	33,333	6,796	3,559,314	4,145,365
Net profit for the financial period	-	-	-	350,074	350,074
Appropriation: Final dividends declared for the year ended 31 December 2003 (9.5 sen less 28% income tax)	-	-	-	(74,682)	(74,682)
Other movement during the period	-	-	(2,275)	-	(2,275)
Balance at 30 June 2004	**545,922**	**33,333**	**4,521**	**3,834,706**	**4,418,482**
Balance at 1 January 2005	545,922	33,333	6,546	4,167,235	4,753,036
Net profit for the financial period	-	-	-	527,514	527,514
Appropriation: Final dividends declared for the year ended 31 December 2004 (11.0 sen less 28% income tax)	-	-	-	(86,474)	(86,474)
Other movement during the period	1	16	18,326	-	18,343
Balance at 30 June 2005	**545,923**	**33,349**	**24,872**	**4,608,275**	**5,212,419**

(The Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

Exemption No. 82-3229

RESORTS WORLD BHD
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2005

	Unaudited Current Year-To-Date 30.6.2005 RM'000	Unaudited Preceding Year-To-Date 30.6.2004 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit from ordinary activities before taxation	663,691	503,473
Adjustments for:		
Depreciation of property, plant and equipment	112,124	99,891
Interest expense	20,325	32,529
Interest income	(5,655)	(7,771)
Share of results in associates	(16,378)	13,517
Gain on disposal of short term investment	(113,332)	(557)
Gain on disposal of investment in a subsidiary	(9,191)	-
Additional gain from disposal of investment	(9,000)	-
Other non-cash items and adjustments	3,852	(176)
	(17,255)	137,433
Operating profit before working capital changes	646,436	640,906
Net change in current assets	(14,494)	(24,417)
Net change in current liabilities	(12,102)	(11,475)
	(26,596)	(35,892)
Cash generated from operations	619,840	605,014
Net tax paid	(118,528)	(113,532)
Retirement gratuities paid	(911)	(70,131)
Other net operating receipts	896	2,109
	(118,543)	(181,554)
Net Cash Generated From Operating Activities	501,297	423,460
CASH FLOWS FROM INVESTING ACTIVITIES		
Property, plant and equipment	(204,079)	(112,890)
Investment in associate	-	(3,238)
Other investments	4,679	(52,830)
Net Cash Used In Investing Activities	(199,400)	(168,958)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of shares	17	-
Interest paid	(22,487)	(32,169)
Repayment of borrowings	(319,960)	-
Borrowings from financial institutions	19,000	43,890
Net Cash (Used In)/ Generated From Financing Activities	(323,430)	11,721
NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS	(21,533)	266,223
CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	630,357	679,959
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	608,824	946,182
ANALYSIS OF CASH AND CASH EQUIVALENTS		
Bank balances and deposits	332,934	416,435
Money market instruments (included in short term investments)	275,890	529,747
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	608,824	946,182

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the audited Financial Statements for the financial year ended 31 December 2004.)

RESORTS WORLD BHD
NOTES TO THE INTERIM FINANCIAL REPORT - SECOND QUARTER ENDED 30 JUNE 2005

Part I: Compliance with Financial Reporting Standard (FRS) 134 (formerly known as MASB 26)

a) Accounting Policies and Methods of Computation

The interim financial report is unaudited and has been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (formerly known as MASB 26) and paragraph 9.22 of the Bursa Malaysia Securities Berhad ("Bursa Malaysia") Listing Requirements.

The interim financial report should be read in conjunction with the audited financial statements of the Group for the financial year ended 31 December 2004. The accounting policies and methods of computation adopted for the interim financial statements are consistent with those adopted for the annual audited financial statements for the financial year ended 31 December 2004 as well as any new accounting standards that are effective and applicable in the current financial year.

b) Disclosure of Audit Report Qualification and Status of Matters Raised

The audit report of the Group's annual financial statements for the year ended 31 December 2004 was not qualified.

c) Seasonal or Cyclical Factors

The business operations of the Group's leisure and hospitality division are subject to seasonal fluctuations. The results are affected by major festive seasons and holidays.

d) Unusual Items Affecting Assets, Liabilities, Equity, Net Income or Cash Flow

There has not arisen in the current financial period ended 30 June 2005 of any nature and amount of items affecting assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence other than the gain arising from the disposal of short term investment amounting to RM113.3 million as disclosed in Note 7, Part II of this financial report.

e) Material Changes in Estimates

There were no major changes in estimates of amounts reported in prior interim periods of the current financial period ended 30 June 2005 or that of prior financial years.

f) Changes in Debt and Equity Securities

The Company issued 2,000 new ordinary shares of 50 sen each, for cash, arising from the exercise of options granted under the Executive Share Option Scheme at an exercise price of RM8.50 per ordinary share during the current financial period ended 30 June 2005.

g) Dividends Paid

No dividend has been paid for the current financial period ended 30 June 2005.

Exemption No. 82-3229

h) Segment Information

Segment analysis for the financial period ended 30 June 2005 is set out below:

	Leisure & Hospitality RM' 000	Property RM' 000	Others RM' 000	Eliminations RM' 000	Total RM' 000
Revenue					
External	1,595,876	4,042	240,229	-	1,840,147
Inter segment	580	3,557	24,006	(28,143)	-
	1,596,456	7,599	264,235	(28,143)	1,840,147
Results					
Segment profit	526,831	1,941	133,211	-	661,983
Interest income				5,655	5,655
Finance cost				(20,325)	(20,325)
Share of results in associates	16,378				16,378
Profit from ordinary activities before taxation					663,691
Taxation					(136,367)
Profit from ordinary activities after taxation					527,324
Minority shareholders' interest					190
Net profit for the period					527,514

i) Valuation of Property, Plant and Equipment

There was no valuation of property, plant and equipment since the last financial year ended 31 December 2004.

j) Material Events Subsequent to the end of Financial Period

Other than the corporate proposals as reported in Note 8 of Part II of this interim financial report, there were no other material events subsequent to the end of the current financial period ended 30 June 2005 that have not been reflected in this interim financial report.

k) Changes in the Composition of the Group

There have been no material changes in the composition of the Group for the current financial period ended 30 June 2005.

l) ***Changes in Contingent Liabilities or Contingent Assets***

There were no material changes in the contingent liabilities or contingent assets since the last financial year ended 31 December 2004 except for the following contingent asset as disclosed below:

Contingent Asset

Resorts World Limited ("RWL"), an indirect wholly-owned subsidiary of the Company, had in November 2000 disposed its interest of 10.3 million shares of NCL Holding ASA to Arrasas Limited ("Arrasas"), a wholly-owned subsidiary of Star Cruises Limited, which in turn is a 36% associate of the Group, at Norwegian Kroner ("NOK") 15 per share. The valuation proceedings at the Oslo City Court, ongoing since October 2001, culminated in the valuation court's decision on 5 December 2003, which fixed the redemption price at NOK 25 per share. On 8 January 2004, Arrasas appealed the decision. On 28 June 2005, the Appeal Court ruled that the redemption price for the shares is fixed at NOK16.50 per share. Consequently, the Group has recognised an additional gain from disposal of investment amounting to USD2.4 million (approximately RM9.0 million) in the financial statements for the quarter and period ended 30 June 2005.

m) ***Capital Commitments***

Capital commitments not provided for in the financial statements as at 30 June 2005 are as follows:

	RM'000
Authorised property, plant and equipment expenditure not provided for in the financial statements :	
- contracted	201,582
- not contracted	361,243
	562,825

Exemption No. 82-3229

ADDITIONAL INFORMATION REQUIRED BY BURSA MALAYSIA – SECOND QUARTER ENDED 30 JUNE 2005

Part II : Compliance with Appendix 9B of Bursa Malaysia Listing Requirements

1) ***Review of Performance***

The results of the Group are tabulated below:

	INDIVIDUAL QUARTER			PRECEDING QUARTER		FINANCIAL YEAR TO DATE		
	2Q2005 RM'Mil	2Q2004 RM'Mil	% +/-	1Q2005 RM'Mil	% +/-	2005 RM'Mil	2004 RM'Mil	% +/-
Revenue								
Leisure & Hospitality	803.1	741.9	+8	793.0	+1	1,596.0	1,456.8	+10
Property	2.3	1.9	+21	1.7	+35	4.0	3.5	+14
Proceeds from sale of quoted shares	228.8	-	>100	-	>100	228.8	0.9	>100
Others	3.2	3.1	+3	8.1	-60	11.3	11.6	-3
	1,037.4	746.9	+39	802.8	+29	1,840.1	1,472.8	+25
Profit Before Tax								
Leisure & Hospitality	262.5	278.1	-6	264.3	-1	526.8	537.4	-2
Property	1.1	0.8	+38	0.8	+38	1.9	1.6	+19
Others	132.3	2.2	>100	0.9	>100	133.2	2.9	>100
	395.9	281.1	+41	266.0	+49	661.9	541.9	+22
Interest income	2.7	4.5	-40	3.0	-10	5.7	7.8	-27
Finance cost	(9.2)	(16.7)	+45	(11.1)	+17	(20.3)	(32.7)	+38
Share of results in associates	10.2	(7.7)	>100	6.2	+65	16.4	(13.5)	>100
Profit before tax	399.6	261.2	+53	264.1	+51	663.7	503.5	+32

The Group registered revenue and profit before tax of RM1,037.4 million and RM399.6 million respectively for the current quarter. There is an increase of 39% and 53% respectively compared to the previous year's corresponding quarter.

The Group registered revenue and profit before tax of RM1,840.1 million and RM663.7 million respectively for the current financial period ended 30 June 2005. There is an increase of 25% and 32% respectively compared to the previous year's corresponding period.

The increase in the current quarter's and current financial period's revenue is mainly attributable to the disposal of equity interest in London Clubs International plc ("LCI") in the current quarter for a consideration of RM228.8 million and better underlying performance in the leisure and hospitality segment which was mainly due to higher visitor arrivals.

The increase in the current quarter's and current financial period's profit before taxation is mainly attributable to the gain arising from the disposal of equity interest in LCI in the current quarter amounting to RM113.3 million, gain arising from disposal of Geremi Limited amounting to RM9.1 million and additional gain from the disposal of NCL Holdings ASA amounting to RM9.0 million as disclosed in Note (l) of Part I of this quarterly report. In addition, Star Cruises Limited ("SCL"), an associate, has contributed higher share of profits amounting to RM9.2 million and RM15.4 million respectively in the current quarter and current financial period as compared to share of losses of RM7.7 million and RM13.5 million respectively in the previous year's corresponding quarter and financial period.

The lower profit before tax for the leisure and hospitality segment for the current quarter and the current financial period is mainly attributable to promotional hotel room pricing, higher promotional and marketing expenses and depreciation charge in respect of the introduction of additional facilities including First World Hotel rooms.

2) ***Material Changes in Profit Before Taxation for the Current Quarter as compared with the Immediate Preceding Quarter***

The Group registered a profit before tax of RM399.6 million in the current quarter as compared to RM264.1 million in the preceding quarter.

The higher profit is mainly due to the gain arising from the disposal of equity interest in LCI in the current quarter amounting to RM113.3 million, gain arising from disposal of Geremi Limited amounting to RM9.1 million and additional gain from the disposal of NCL Holdings ASA amounting to RM9.0 million as disclosed in Note (l) of Part 1 of this quarterly report. In addition, SCL has contributed higher share of profits amounting to RM9.2 million in the current quarter as compared to RM6.2 million in the preceding quarter.

3) ***Prospects***

In line with the government's continuing policy to promote Malaysia as an international tourist destination and barring unforeseen circumstances, the Group's performance is expected to be satisfactory for the remaining period of the year.

4) ***Variance of Actual Profit from Forecast Profit***

The Group did not issue any profit forecast or profit guarantee for the year.

5) ***Taxation***

Taxation charges for the current quarter and current financial period ended 30 June 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2005 RM'000
Current Taxation		
Malaysian taxation	73,450	148,828
Deferred Taxation	(1,480)	(656)
	71,970	148,172
Share of tax in associated company	937	1,468
	72,907	149,640
Under / (Over) provision in respect of prior years		
Income taxation	300	(4,193)
Deferred taxation	-	(9,080)
	73,207	136,367

The effective tax rate of the Group for the current quarter and the current financial period ended 30 June 2005, before the adjustment of taxation in respect of prior years, is lower than the statutory income tax rate mainly due to gain from disposal of short term investments and the share of results in associates, which are not subjected to Malaysian income tax.

6) ***Profit on Sale of Unquoted Investments and/or Properties***

The results for the current quarter and current financial period ended 30 June 2005 do not include any profit or loss on sale of unquoted investments and properties which are not in the ordinary course of business.

7) ***Quoted Securities other than Securities in Existing Subsidiary and Associated Companies***

(a) The dealings in quoted securities for the current quarter and financial period ended 30 June 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2005 RM'000
Total purchases at cost	246,327	246,327
Total disposal proceeds	228,847	228,847
Total gain on disposals	113,333	113,333

(b) The details of the investments in quoted shares exclude the investments in subsidiary companies and associates as at 30 June 2005 are set out below:

	RM'000
Total investments at cost	246,407
Total investments at book value	246,407
Total investments at market value	236,184

8) ***Status of Corporate Proposals Announced***

(i) On 2 June 2004, the Company announced that Genting Irama Sdn Bhd ("GISB"), a wholly-owned subsidiary of the Company, had signed a Joint Venture Agreement ("JVA") with INTI Higher Learning Centre Sdn Bhd ("IHLC"), to establish a joint venture company for the purpose of operating a college to be named as Kolej Antarabangsa Genting INTI. Genting INTI Education Sdn Bhd was incorporated on 21 July 2004 with an issued and paid-up share capital of 200,000 ordinary shares of RM1.00 each, which are held in equal shares by GISB and IHLC.

On 31 May 2005, the Company announced that Genting INTI Education Sdn Bhd had on 30 May 2005 increased its issued and paid-up share capital by allotting at par 2,800,000 ordinary shares of RM1/- each. GISB has subscribed for an additional 950,000 ordinary shares of RM1/- each in Genting INTI Education Sdn Bhd. resulting in GISB holding 1,050,000 ordinary shares of RM1/- each representing 35% of the enlarged issued and paid-up share capital of Genting INTI Education Sdn. Bhd.

As at 19 August 2005, the completion of the Joint Venture is still outstanding pending the fulfilment of the other conditions precedent.

(ii) On 28 June 2005, the Company announced that the shareholders of the Company had approved the Proposed Renewal of the Authority for the purchase of shares at the Twenty- Fifth Annual General Meeting of the Company held on 28 June 2005.

(iii) On 6 July 2005, the Company announced that Resorts World Limited had on 30 June 2005 disposed of its entire equity interest in Geremi Limited ("Geremi") to Genting International PLC for a consideration of USD4.6 million (approximately RM17.48 million) and as a result thereof, Geremi ceased to be a subsidiary of the Company.

Other than the above, there were no other corporate proposals announced but not completed as at 19 August 2005.

Exemption No. 82-3239

9) Group Borrowings and Debt Securities

The details of the Group's borrowings are as set out below:

		As at 30 June 2005	
		Foreign currency '000	**RM Equivalent '000**
Short term borrowings	Unsecured	USD121,388	461,273
Long term borrowings	Unsecured	USD 61,263	232,798
			694,071

10) Off Balance Sheet Financial Instruments

As at 19 August 2005, the Group has the following off balance sheet financial instruments:

(a) Foreign Currency Contracts

Currency	Contract Amounts '000	Transaction Date	Expiry Date
US Dollars	25,845	21/03/2005	25/10/05 to 12/12/2005
US Dollars	385	5/08/2005	24/08/2005
Total	26,230		

As the above foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

(b) USD Interest Rate Swap ("IRS")

(i) On 25 April 2001, the Group had drawndown a loan amounting to USD200 million which was subjected to a floating interest rate based on LIBOR. Of these amounts, USD40 million was repaid on 25 April 2003 and a further USD80 million was repaid on 25 April 2005. The balance outstanding on this loan amounts to USD80 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
13 August 2001	25 October 2001	25 April 2006	12,000
16 August 2001	25 October 2001	25 April 2006	12,000
22 August 2001	25 October 2001	25 April 2006	8,000
30 August 2001	25 October 2001	25 April 2006	8,000
8 May 2002	25 July 2002	25 April 2006	10,000
24 July 2003	25 October 2003	25 April 2006	30,000
Total			80,000

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

(ii) On 27 November 2002, the Group had drawndown a loan amounting to USD53 million which was subjected to a floating interest rate based on LIBOR. On 29 November 2004, USD13.25 million was repaid. The balance outstanding on this loan amounts to USD39.75 million.

The outstanding IRS agreements entered into by the Group in respect of the loan are as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
11 June 2003	27 May 2003	28/11/2005 to 27/11/2007	19,101
16 January 2004	28 May 2004	28/11/2005 to 27/11/2007	20,649
Total			39,750

The above IRS effectively swap the interest rate payable from floating rate to floating rate in arrears subjected to a cap on the LIBOR of 5% per annum from the respective effective dates of commencement of contracts and up to their respective maturity dates.

(iii) On 24 November 2003 and 11 December 2003, the Group had drawndown total loans amounting to USD46.35 million which were subjected to floating interest rates based on LIBOR.

Subsequently, the Group entered into IRS agreements as follows:

Transaction Date	Effective Date of Commencement	Maturity Dates	Outstanding Contract Amounts USD '000
12 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
12 April 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
13 April 2004	24 May 2004	25/11/2005 to 24/11/2008	18,000
07 May 2004	11 June 2004	12/12/2005 to 11/12/2008	5,175
Total			46,350

The above swaps effectively fix the interest rate payable on that tranche of the loan from the respective effective dates of commencement of contracts and up to their respective maturity dates as set out above.

These instruments are executed with creditworthy financial institutions and the Directors are of the view that the possibility of non-performance by these financial institutions is remote on the basis of their financial strength.

The Group uses derivative financial instruments including interest rate swap and currency swap agreements in order to limit the Group's exposure in relation to its underlying debt instruments resulting from adverse fluctuations in interest rates or foreign currency exchange rates and to diversify sources of funding. The related interest differentials under the swap agreements are recognised over the terms of the agreements as interest expense.

11) Changes in Material Litigation

There are no pending material litigations as at 19 August 2005.

12) Dividend Proposed or Declared

(a) (i) An interim dividend for the half year ended 30 June 2005 has been declared by the Directors.

(ii) The interim dividend for the period ended 30 June 2005 is 10.0 sen per ordinary share of 50 sen each, less 28 % tax.

(iii) The interim dividend declared and paid for the previous year corresponding period ended 30 June 2004 was 9.0 sen per ordinary share of 50 sen each, less 28 % tax.

(iv) The interim dividend shall be payable on 25 October 2005.

(v) Entitlement to the interim dividend:

A Depositor shall qualify for entitlement to the interim dividend only in respect of:

(I) Shares transferred into the Depositor's Securities Account before 4.00 p.m. on 4 October 2005 in respect of ordinary transfers; and

(II) Shares bought on the Bursa Malaysia on a cum entitlement basis according to the rules of the Bursa Malaysia.

(b) Total dividend payable for the current financial year-to-date is 10.0 sen per ordinary share of 50 sen each, less 28% tax.

Exemption No. 82-3229

13) Earnings per share ("EPS")

(a) The earnings used as the numerator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2005 are as follows:

	Current quarter RM'000	Current financial period ended 30 June 2005 RM'000
Net profit for the period (used as numerator for the computation of Basic and Diluted EPS)	326,465	527,514

(b) The weighted average number of ordinary shares used as the denominator in calculating basic and diluted earnings per share for the current quarter and financial period ended 30 June 2005 are as follow:

	Current quarter Number of shares	Current financial period ended 30 June 2005 Number of shares
Weighted average number of ordinary shares in issue (used as denominator for the computation of Basic EPS)	1,091,845,334	1,091,844,583
Adjustment for share options granted under the Executive Share Option Scheme For Eligible Executives of Resorts World Bhd	52,532	86,640
Weighted average number of ordinary shares in issue (used as denominator for the computation of Diluted EPS)	1,091,897,866	1,091,931,223

TAN SRI LIM KOK THAY
Chairman, President and Chief Executive
RESORTS WORLD BHD

26 August 2005

Exemption No. 82-3229

Form Version 2.0

Entitlements (Notice of Book Closure)

Ownership transfer to **RESORTS WORLD** on **26/08/2005 03:30:38 PM**
Submitted by **RESORTS WORLD** on **26/08/2005 07:03:29 PM**
Reference No **RW-050826-C15D1**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Entitlement date	:**04/10/2005**
*	Entitlement time	:**04:00:00 PM**
*	Entitlement subject	:**Interim Dividend**
*	Entitlement description	

Interim Dividend

Period of interest payment	: to
Financial Year End	:**31/12/2005**
Share transfer book & register of members will be closed from	: to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

GENTING MANAGEMENT AND CONSULTANCY SERVICES SDN BHD
23rd Floor, Wisma Genting
Jalan Sultan Ismail
50250 Kuala Lumpur
Tel : 03-21782266

	Payment date	:**25/10/2005**
	A depositor shall qualify for the entitlement only in respect of:	
*	a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:**04/10/2005**
	b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

	Number of new shares/securities issued (units) (If applicable)	:
*	Entitlement indicator	:○ **Ratio** ● **RM** ○ **Percentage**
*	Entitlement in RM (RM)	:**0.1**

Remarks
RM0.10 less 28% tax per ordinary share of RM0.50 each.